April 2, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Income Funds
First Investors Strategic Income Fund
File Nos. 002-89287 and 811-03967
Post-Effective Amendment No. 56

Ladies and Gentlemen:

We have acted as counsel to First Investors Income Funds (the “Company”) in connection with the preparation of Post-Effective Amendment No. 56 to the Company’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP

cc:	Mary Carty
Russell Shepherd
First Investors Management Company, Inc.